UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SYMBOTIC INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-40175	98-1572401
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Research Drive Wilmington, MA	01887
(Address of principal executive offices)	(Zip code)

Corey Dufresne	(978) 284-2800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Company Overview

Our vision is to make the supply chain work better for everyone.

We believe that the global supply chain has reached a point of critical stress, driving an inflection in demand for intelligent and scalable automation. As consumer buying habits change, the labor market shifts, and cost of living wages increase, the demand on warehouse workers is becoming overly burdensome. Manual operations are becoming unsustainable and older automation systems are not capable of optimally satisfying modern operational needs. The dramatic growth in e-commerce has increased supply chain complexity by putting pressure on retailers to support multiple sales channels and orders of eaches in addition to cases and pallets. Meanwhile, consumer expectations have evolved to demand a larger variety of items to be delivered quickly and seamlessly. This has placed significant strain on the traditional supply chain and the people who support it. We help our customers thrive in this increasingly challenging environment.

Product Overview

We develop, commercialize, and deploy innovative and comprehensive technology solutions that dramatically improve supply chain operations. We automate the processing of pallets, cases and items (known as eaches) in warehouses. Our robotic based automation systems, which include hardware and essential software, move, store and sort cases and eaches in warehouses.

We have devoted significant funds and resources in developing and diversifying our systems and related applications. Our systems are designed to increase efficiency, speed and flexibility of the supply chain by using proprietary robotics and A.I.-powered software for the movement and storage of goods.

Introduction

We are aware of the grave concerns and global issues that stem from the commercialization of tin, tantalum, tungsten, and gold (“3TG”) in the Democratic Republic of the Congo and its adjoining countries. Thus, we have been actively working with our business partners and others to promote responsible sourcing of 3TG within our supply chain.

In accordance with Rule 13p-1 (17 CFR 240.13p-1) under the Securities Exchange Act of 1934, as amended, and Form SD, and related guidance from the SEC’s Division of Corporation Finance, we have conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was informed by the due diligence principles set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, and the OECD Supplement on Tin, Tantalum, and Tungsten (Second Edition, 2013) (“OECD Guidance”) for our products.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

We conducted a RCOI that was informed by the due diligence principles set forth in the OECD Guidance in regards to our products and the 3TG utilized therein, which are necessary for their functionality and/or production. It was designed to determine whether the necessary 3TG contained in our products originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”), and whether those materials may have financed or benefited armed groups.

To support this process, we engaged Assent, a third-party service provider, to assist with supply chain data collection, validation, and analysis. We utilized the Assent Compliance Manager platform to identify in-scope suppliers and distribute the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) to suppliers identified as potentially providing components or materials containing 3TG.

Suppliers were requested to provide current and complete CMRT responses describing the smelters and refiners in their supply chains and the origin of the 3TG contained in the materials supplied to us. We communicated our expectations regarding compliance and encouraged suppliers to provide accurate and complete information.

Based on the RCOI that was informed by the due diligence principles set forth in the OECD Guidance, we evaluated the information received from suppliers in order to determine the origin of the necessary 3TG contained in our products.

Specifically, we identified 85 suppliers who provide components for our products, which may contain 3TG. With the help of Assent, we developed and executed a communication and inquiry program whereby each identified supplier was contacted a minimum of six times via phone-calls and email communications and asked to complete a CMRT. The CMRTs and material correspondence from our suppliers were documented and aggregated into Assent’s survey platform, which can (among other functions) validate whether smelters and refineries used by suppliers are recognized as compliant with the RMI (formerly the Conflict Free Sourcing Initiative) protocol, and provide a risk assessment of the suppliers used. The following outputs were reported:

•	Response Rate: 45.9%, which represents the percentage of identified suppliers who responded to our inquiries regarding the presence of 3TG in our products, and the sourcing thereof.

•	Of the 39 responding suppliers:

•	13 suppliers reported no 3TG are present in their components sold to us;

•	2 suppliers reported 3TG are present in their components sold to us, and such 3TG are not sourced from any Covered Country;

•

4 suppliers reported 3TG are present in their components sold to us, and such 3TG are sourced from a Covered Country, but such suppliers could otherwise represent they are not supporting armed groups since they buy 3TG exclusively from smelters and refiners that are RMI compliant;

•	0 suppliers reported 3TG are present in their components sold to us, and such 3TG are sourced from a Covered Country, but sourced from smelters or refiners not compliant with RMI; and

•	20 suppliers could not provide sufficient detail as to whether they are sourced from a Covered Country and/or whether smelters or refiners in their supply chain were RMI compliant.

Note: Suppliers sourcing more than one 3TG for components sold to us may have responded differently with regards to each 3TG sourced, and therefore any such supplier may have been allocated to more than one output above.

We are encouraged by the engagement with our suppliers. We credit this level of engagement to our internal and cross-functional Conflict Minerals Team (with members from Legal, IT, Procurement and Operations), which, with the help of Assent, actively engages with our suppliers and employees to explore solutions in sourcing 3TG responsibly, and raise awareness in our supply chain and among our employees of the issues and concerns surrounding 3TG.

This information is publicly available at www.symbotic.com at the SEC filings link on the investor relations page.

Conclusion based on Reasonable Country of Origin Inquiry

Despite our efforts to date, including our RCOI that was informed by the due diligence principles set forth in the OECD Guidance, and in consideration of the complexity of our supply chain and the products themselves, we could not determine that our supply chain was not sourcing 3TG from one or more of the Covered Countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYMBOTIC INC.
(Registrant)

/s/ Corey Dufresne
By: Corey Dufresne Title: Chief Legal Officer	June 1, 2026